Exhibit 99.1

STATEMENT OF WORK

for

Community Savings Bank

The undersigned client (the “Client” or “Bank") hereby requests FinPro, Inc. (the "Service Provider" or "FinPro") to assist the Client by providing the scope of services detailed on the Service Sheets attached to this Statement of Work (the “SOW”). This SOW adopts and incorporates by reference the attached Scope, Service Sheets, and the terms and conditions of the Professional Services Agreement (the "PSA") which can be found at the following link (Professional Services Agreement)..

I hereby acknowledge I am authorized to enter into this contract and that I have read this SOW and understand and agree to the terms and conditions of FinPro's PSA.

J.E.

Please review this SOW and indicate your acceptance where appropriate. We look forward to furthering our relationship with you.

TERM

This SOW is effective as of the date set forth below (the “Effective Date”). Any future work that would require extra expense to the Bank will be proposed on separately from this engagement prior to any work being performed.

If at any time during the term of this SOW the Client undergoes a change of control, or terminates this SOW for any other reason than failure to perform by the Service Provider, then the remaining fees under this SOW will be accelerated and become due in full at the time of closing of the change of control or termination.

Approximate Timeframe for Completion:	Six months - Elapsed time to complete all tasks in the SOW
Effective Date of SOW:	11/21/2025

FinPro, Inc. | 46 East Main Street | Suite 303 | Somerville, NJ 08876 | 908-234-9398

FEES

FinPro’s fees for this engagement are set forth below. This fee shall be payable in installments based on the schedule set forth below. FinPro utilizes an electronic billing and collection procedure. Upon execution of this SOW, Client shall indicate the appropriate e-mail address to direct wire instructions and any future correspondence regarding billing and collections.

PAYMENT MILESTONES

Appraisal Fees and Milestones
One-time Fee	$40,000
Payment Schedule	Payable according to the Payment Milestone(s) below
Payment Milestone(s):
$12,500	Upon the signing of this SOW.
$12,500	Upon the submission of the appraisal to regulators.
$10,000	Upon the completion of the stock offering.
$5,000	For each appraisal update, this includes the final appraisal.

FinPro, Inc. | 46 East Main Street | Suite 303 | Somerville, NJ 08876 | 908-234-9398

EXPENSES

In the event that the Bank needs to be set up on FinPro’s systems as part of this engagement, there is also a one-time set-up fee for the Bank and the Bank's users on FinPro's systems which will be invoiced upon signing of this SOW. To the extent that the Bank makes significant changes to its systems (e.g. core conversion) such that FinPro is tasked with resetting the Client on its systems, an additional set up fee will be charged on each such occurrence. A separate e-mail or request will be sent to establish the initial Bank users and permissions.

In addition to any fees that may be payable to FinPro hereunder, the Bank hereby agrees to promptly reimburse FinPro for the following:

INITIAL OR SUBSEQUENT SETUP FEE	N/A	If Applicable
DATA/DOWNLOAD CORRECTION FEE*	N/A	If Applicable
OUT-OF-POCKET EXPENSES		All of FinPro's reasonable travel and other out-of-pocket expenses incurred in connection with FinPro's engagement. It is FinPro policy to itemize expenses for each project so that the client can review, by line item, each expense.
DATA COST	$1,000	There is a pass-through cost for competitor financial/regulatory data.
BONDS	N/A	There is a pass-through cost for bond and MBS market pricing, CMO cash flows, and MBS prepayment speeds.
MARKET DATA (if necessary)	N/A	A market is defined as each branch market or zip code for which specific market data is provided. The purchase of any real estate data will be passed through.
CYBERSECURITY CONTROLS	$200	There is a partial pass-through cost for requisite cybersecurity controls. These cybersecurity elements are necessary under an effective vendor management program.

*Please note: If Client data (including account level download files and general ledger files), materials or other information provided to the Service Provider is incomplete, inaccurate, or does not conform to the format required by the Service Provider, and Client is unable to remedy any such issue in a timely fashion, Service Provider may extend the timeline for delivery of Services outlined in a given SOW, or in the alternative, may charge a data/download correction fee for the additional time and effort required to resolve the data issues. In addition, if Client requests to have its report rerun after the results have been provided to Client, not due to any error by FinPro, a similar data/download correction fee will be applied.

FinPro, Inc. | 46 East Main Street | Suite 303 | Somerville, NJ 08876 | 908-234-9398

This SOW will expire 30 days from this date unless accepted by you in accordance with the terms set forth above and in the PSA. Any changes to this SOW will require approval of the Service Provider. Please sign and return a copy of this SOW to indicate acceptance.

ACCEPTED BY:	SIGNED BY:

FinPro, Inc.	Community Savings Bank
46 East Main Street, Suite 303	503 West Plane Street
Somerville, NJ 08876	Bethel, Ohio 45106

/s/ Scott Martorana	/s/ John Essen
11 / 21 / 2025	12 / 19 / 2025
Scott Martorana	John Essen
Executive Vice President	President/CEO

FinPro, Inc. | 46 East Main Street | Suite 303 | Somerville, NJ 08876 | 908-234-9398

APPRAISAL SERVICE SHEET

FinPro, Inc. is pleased to assist the Client and the financial institution (the “Company”) by providing appraisal services for the planned offering.

SCOPE OF WORK:

FinPro will perform each of the activities listed below as needed or requested by the Client.

•	Conduct financial due diligence, including interviews of senior management and reviews of financial and other records
•	Gather an understanding of the Bank's current and projected financial condition, profitability, risk characteristics, operations and external factors that might influence or impact the Bank
•	Prepare a detailed written valuation report of the Bank and the Company, that is consistent with applicable regulatory guidelines and standard valuation practices
o	Include an in-depth analysis of the operating results and financial condition of the Bank and the Company Assess the interest rate risk, credit risk and liquidity risk
o	Describe the business strategies of the Bank and the Company, the market area, competition and potential for the future
o	Include a detailed peer analysis of publicly traded savings institutions for use in determining appropriate valuation adjustments based upon multiple factors
o	Include a midpoint pro forma valuation along with a range of value around the midpoint value
o	Comply, in form and substance with all appropriate requirements of regulatory authorities for purposes of its use to establish the estimate pro forma market value of the common stock of the Company following the Conversion and Stock Offering
o	The valuation report may be periodically updated throughout the Conversion process and will be updated at the time of the closing of the Stock Offering
•	Prepare and deliver an opinion, in form and substance acceptable to legal and tax counsel of the Bank and the Company, to the effect that the subscription rights granted to eligible account holders, the applicable stock benefit plans and others in connection with the stock offering, have no value

INFORMATION REQUIREMENTS OF THE BOARD:

To accomplish the tasks set forth above, the following minimum information is requested to be made available during the course of the review. This list is not exhaustive and other items may be requested.

•	Provide FinPro with all financial and other information, whether or not publicly available, necessary to familiarize FinPro with the business and operations of the Bank and the Company
•	Allow FinPro the opportunity, from time to time, to discuss the operations of the Bank and the Company with Bank and Company personnel
•	Promptly advise FinPro of any material or contemplated material transactions that may have an effect on the day-to-day operations of the Bank and Company

FinPro, Inc. | 46 East Main Street | Suite 303 | Somerville, NJ 08876 | 908-234-9398

•	Provide FinPro with all support schedules required to compile Regulatory, Board and Management reports
•	Provide FinPro with offering circular, prospectus and all other materials relevant to the appraisal function for the Conversion

DELIVERABLES:

The following is a list of deliverables that will result from FinPro’s effort.

•	Appraisal document
•	Final Appraisal document

FinPro, Inc. | 46 East Main Street | Suite 303 | Somerville, NJ 08876 | 908-234-9398

MUTUAL CONFIDENTIALITY AGREEMENT

This Mutual Confidentiality Agreement (the “Agreement”) is by and between FinPro, Inc., a New Jersey corporation, with offices located at 46 East Main Street, Somerville, New Jersey, 08876 and the undersigned Client, whose address is set forth below (together, the "Parties", and each, a "Party"). This Agreement is effective when signed by both Parties (the “Effective Date”).

WHEREAS, in connection with the exploration of a business opportunity of mutual interest (the "Purpose"), the Parties desire to share certain information that is non-public, confidential or proprietary in nature.

NOW, THEREFORE, in consideration of the mutual covenants, terms and conditions set forth herein, the Parties agree as follows:

1.          Confidential Information. Except as set forth in Section 2 below, "Confidential Information" means all non-public, confidential or proprietary information disclosed before, on or after the Effective Date, by either Party (a "Disclosing Party") to the other Party (a "Recipient") or its affiliates, or to any of such Recipient's or its affiliates' employees, officers, directors, partners, shareholders, agents, attorneys, accountants or advisors (collectively, "Representatives"), whether disclosed orally or disclosed or accessed in written, electronic or other form or media, and whether or not marked, designated or otherwise identified as "confidential," including, without limitation:

(a)         all information concerning the Disclosing Party's and its affiliates', and their customers', suppliers' and other third parties' past, present and future business affairs including, without limitation, personal information, if any, finances, customer information, supplier information, products, services, organizational structure and internal practices, forecasts, sales and other financial results, records and budgets, and business, marketing, development, sales and other commercial strategies;

(b)        the Disclosing Party's unpatented inventions, ideas, methods and discoveries, trade secrets, know-how, unpublished patent applications and other confidential intellectual property;

(c)         all designs, specifications, documentation, components, source code, object code, images, icons, audiovisual components and objects, schematics, drawings, protocols, processes, and other visual depictions, in whole or in part, of any of the foregoing;

(d)         any third-party confidential information included with, or incorporated in, any information provided by the Disclosing Party to the Recipient or its Representatives, including but not limited to, when applicable, any non-public supervisory information from any state or federal regulator as that term may be defined by such state or federal regulator; and

(e)         all notes, analyses, compilations, reports, forecasts, studies, samples, data, statistics, summaries, interpretations and other materials (the "Notes") prepared by or for the Recipient or its Representatives that contain, are based on, or otherwise reflect or are derived from, in whole or in part, any of the foregoing.

2.          Exclusions from Confidential Information. Except as required by applicable federal, state or local law or regulation, the term "Confidential Information" as used in this Agreement shall not include information that:

(a)         at the time of disclosure is, or thereafter becomes, generally available to and known by the public other than as a result of, directly or indirectly, any violation of this Agreement by the Recipient or any of its Representatives;

(b)         at the time of disclosure is, or thereafter becomes, available to the Recipient on a non-confidential basis from a third-party source, provided that such third party is not and was not prohibited from disclosing such Confidential Information to the Recipient by a contractual obligation to the Disclosing Party;

FinPro, Inc. | 46 East Main Street | Suite 303 | Somerville, NJ 08876 | 908-234-9398

(c)         was known by or in the possession of the Recipient or its Representatives, as established by documentary evidence, prior to being disclosed by or on behalf of the Disclosing Party pursuant to this Agreement; or

(d)         was or is independently developed by the Recipient, as established by documentary evidence, without reference to or use of, in whole or in part, any of the Disclosing Party's Confidential Information.

3.           Disclosing Party Obligations. The Disclosing Party is responsible for obtaining any required third-party permission (private or governmental) prior to disclosure of Confidential Information. Depending on the Purpose of the engagement, the Receiving Party may need access to certain examination information and related documents. The banking regulators have regulations which govern the circumstances under which regulated financial institutions can disclose examination information. It is the sole responsibility of the Disclosing Party to determine which regulations apply to the disclosure of examination information for the Disclosing Party and to obtain all requisite governmental approvals, if any, before disclosing any such information to the Receiving Party. The Receiving Party hereby (a) recognizes, and agrees to abide by, the prohibition on the dissemination of non-public supervisory information as that term may be defined by the individual state and federal banking regulators, and (b) agrees not to use the non-public supervisory information for any purpose other than as provided under its contract to provide services to the Disclosing Party.

4.           Recipient Obligations. The Recipient shall:

(a)         protect and safeguard the confidentiality of all such Confidential Information with at least the same degree of care as the Recipient would protect its own Confidential Information, but in no event with less than a commercially reasonable degree of care;

(b)        keep a record of the location of the Confidential Information, and any copies thereof, in the Receiving Party’s possession or control and shall provide such record to the Disclosing Party upon written request;

(c)         not transfer, export, distribute or otherwise communicate any Confidential Information outside of the United States for any purpose without the prior written approval of the Disclosing Party;

(d)        not use the Disclosing Party's Confidential Information, or permit it to be accessed or used, for any purpose other than the Purpose, or otherwise in any manner to the Disclosing Party's detriment, including without limitation, to reverse engineer, disassemble, decompile or design around the Disclosing Party's proprietary services, products and/or confidential intellectual property;

(e)         not disclose any such Confidential Information to any person or entity, except to the Recipient's Representatives who:

(i)       need to know the Confidential Information to assist the Recipient, or act on its behalf, in relation to the Purpose or to exercise its rights under the Agreement;

(ii)     are informed by the Recipient of the confidential nature of the Confidential Information; and

(iii)     are subject to confidentiality duties or obligations to the Recipient that are no less restrictive than the terms and conditions of this Agreement;

(f)          not act as an intermediary or provide for the release of confidential information or examination report(s), either directly or indirectly, to any other parties;

(g)         only request examination information and related documents which the Receiving Party considers necessary to provide services for the Purpose of the engagement with the Disclosing Party; and

(h)         be aware of and agree to abide by any relevant federal or state regulations governing the prohibition on the dissemination of non-public regulatory information and agree not to use the non-public regulatory information for any purpose other than as provided under its engagement with the Disclosing Party.

FinPro, Inc. | 46 East Main Street | Suite 303 | Somerville, NJ 08876 | 908-234-9398

5.           Additional Confidentiality Obligations. Except as required by applicable federal, state or local law or regulation, or otherwise as mutually agreed to in writing by the Parties, neither Party shall, nor permit any of its Representatives to, disclose to any person:

(a)        that the Confidential Information has been made available to it or its Representatives, or that it has inspected any portion of the Confidential Information;

(b)        that discussions or negotiations may be, or are, underway between the Parties regarding the Confidential Information or the Purpose, including the status thereof; or

(c)         any terms, conditions or other arrangements that are being discussed or negotiated in relation to the Confidential Information or the Purpose.

Applicable if OCC regulated:

In addition to the above, FinPro (i) is aware of, and agrees to abide by, the prohibition on the dissemination of non-public OCC information contained in paragraph (b)(1) of of 12 CFR 4.37(b); and (ii) hereby agrees not to use the non-public OCC information for any purpose other than as provided under its contract to provide services to the bank or Federal savings association.

6.          Securities Law Compliance. The Recipient hereby acknowledges that it understands that: (a) certain information obtained under Agreement or any possible related engagement may contain or constitute material non-public information concerning the Disclosing Party and its Affiliates (b) trading in the Disclosing Party's securities while in possession of material nonpublic information or communicating that information to any other Person who trades in such securities could subject the Recipient to liability under the U.S. federal and state securities laws, and the rules and regulations promulgated thereunder, including Section 10(b) of the Securities Exchange Act of 1934, as amended, and Rule 10b-5 promulgated thereunder. The Recipient agrees that it and its Affiliates will not trade in the Disclosing Party's securities while in possession of material nonpublic information or at all until the Recipient can do so in compliance with all applicable laws and without breach of this Agreement.

7.          Required Disclosure. Any Disclosure by the Recipient or its Representatives of any of the Disclosing Party's Confidential Information pursuant to applicable federal, state or local law, regulation or a valid order issued by a court or governmental agency of competent jurisdiction (a "Legal Order") shall be subject to the terms of this Section. Prior to making any such disclosure, the Recipient shall provide the Disclosing Party with:

(a)        prompt written notice of such requirement so that the Disclosing Party may seek, at its sole cost and expense, a protective order or other remedy; and

(b)         reasonable assistance, at the Disclosing Party's sole cost and expense, in opposing such disclosure or seeking a protective order or other limitations on disclosure.

If, after providing such notice and assistance as required herein, the Recipient remains subject to a Legal Order to disclose any Confidential Information, the Recipient (or its Representatives or other persons to whom such Legal Order is directed) shall disclose no more than that portion of the Confidential Information which, on the advice of the Recipient's legal counsel, such Legal Order specifically requires the Recipient to disclose.

FinPro, Inc. | 46 East Main Street | Suite 303 | Somerville, NJ 08876 | 908-234-9398

8.          Return or Destruction of Confidential Information. At any time during or after the term of this Agreement, at the Disclosing Party's written request, the Recipient and its Representatives shall promptly return to the Disclosing Party all copies, whether in written, electronic or other form or media, of the Disclosing Party's Confidential Information, or destroy all such copies and certify in writing to the Disclosing Party that such Confidential Information has been destroyed. In addition, the Recipient shall also destroy all copies of any Notes created by the Recipient or its Representatives and certify in writing to the Disclosing Party that such copies have been destroyed. Notwithstanding the foregoing, neither Party is obligated to return or destroy Confidential Information maintained in accordance with each Party’s respective legal/regulatory compliance, archival security and/or disaster recovery procedures, it being understood that all such retained Confidential Information will continue to be maintained in confidence in accordance with the terms of this Agreement.

9.          Term and Termination. The term of this Agreement shall commence on the Effective Date and shall expire two (2) years following the conclusion of the engagement or the termination of the relationship between the Parties, provided that either Party may terminate this Agreement at any time by providing written notice to the other Party. Notwithstanding anything to the contrary herein, each Party's rights and obligations under this Agreement shall survive any expiration or termination of this Agreement for such two (2) year period from the date of such expiration or termination, even after the return or destruction of Confidential Information by the Recipient.

10.        No Representations or Warranties. Neither the Disclosing Party nor any of its Representatives make any representation or warranty, expressed or implied, as to the accuracy or completeness of the Confidential Information disclosed to the Recipient hereunder. Neither the Disclosing Party nor any of its Representatives shall be liable to the Recipient or any of its Representatives relating to or resulting from the Recipient's use of any of the Confidential Information or any errors therein or omissions therefrom.

11.        No Transfer of Rights, Title or Interest. Each Party hereby retains its entire right, title and interest, including all intellectual property rights, in and to all of its Confidential Information. Any disclosure of such Confidential Information hereunder shall not be construed as an assignment, grant, option, license or other transfer of any such right, title or interest whatsoever to the Recipient or any of its Representatives.

12.        No Other Obligation. The Parties agree that neither Party shall be under any legal obligation of any kind whatsoever, or otherwise be obligated to enter into any business or contractual relationship, investment, or transaction, by virtue of this Agreement, except for the matters specifically agreed to herein. Either Party may at any time, at its sole discretion with or without cause, terminate discussions and negotiations with the other Party, in connection with the Purpose or otherwise.

13.        Remedies. Each Party acknowledges and agrees that money damages might not be a sufficient remedy for any breach or threatened breach of this Agreement by such Party or its Representatives. Therefore, in addition to all other remedies available at law (which neither Party waives by the exercise of any rights hereunder), the non-breaching Party shall be entitled to seek specific performance and injunctive and other equitable relief as a remedy for any such breach or threatened breach.

FinPro, Inc. | 46 East Main Street | Suite 303 | Somerville, NJ 08876 | 908-234-9398

14.        Governing Law, Jurisdiction and Venue. This Agreement shall be governed by and construed in accordance with the internal laws of the State of New Jersey without giving effect to any choice or conflict of law provision or rule (whether of the State of New Jersey or any other jurisdiction) that would cause the application of Laws of any jurisdiction other than those of the State of New Jersey. Any legal suit, action or proceeding arising out of or related to this Agreement or the matters contemplated hereunder shall be instituted in the federal courts of the United States or the courts of the State of New Jersey in each case located in the city of Somerville and County of Somerset, and each Party irrevocably submits to the jurisdiction of such courts in any such suit, action or proceeding and waives any objection based on improper venue or forum non conveniens. Service of process, summons, notice or other document by mail to such Party's address set forth herein shall be effective service of process for any suit, action or other proceeding brought in any such court.

15.        Notices. All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given: (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by facsimile or e-mail of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient; or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the addresses set forth on the first page of this Agreement (or to such other address that may be designated by a Party from time to time in accordance with this Section).

16.        Entire Agreement. This Agreement constitutes the sole and entire agreement of the Parties with respect to the subject matter contained herein, and supersedes all prior and contemporaneous understandings, agreements, representations and warranties, both written and oral, with respect to such subject matter. This Agreement may only be amended, modified or supplemented by an agreement in writing signed by each Party hereto.

17.        Severability. If any term or provision of this Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

18.         Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by facsimile, e-mail or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

19.         Assignment. Neither Party may assign any of its rights or delegate any of its obligations hereunder without the prior written consent of the other Party. Any purported assignment or delegation in violation of this Section shall be null and void. No assignment or delegation shall relieve the assigning or delegating Party of any of its obligations hereunder. This Agreement is for the sole benefit of the parties hereto and their respective successors and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other person or entity any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

FinPro, Inc. | 46 East Main Street | Suite 303 | Somerville, NJ 08876 | 908-234-9398

20.         Waivers. No waiver by any Party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the Party so waiving. No waiver by any Party shall operate or be construed as a waiver in respect of any failure, breach or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver. No failure to exercise, or delay in exercising, any right, remedy, power or privilege arising from this Agreement shall operate or be construed as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.

IN WITNESS WHEREOF, the parties have executed this Agreement to be effective as of the Effective Date.

ACCEPTED BY:	SIGNED BY:

FinPro, Inc.	Community Savings Bank
46 East Main Street, Suite 303	503 West Plane Street
Somerville, NJ 08876	Bethel, Ohio 45106

/s/ Scott Martorana	/s/ John Essen
November 21, 2025	December 19, 2025

Scott Martorana	John Essen
Executive Vice President	President/CEO

FinPro, Inc. | 46 East Main Street | Suite 303 | Somerville, NJ 08876 | 908-234-9398